Ilex Organics LLC (the "Company") a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2024

Consolidated, Summary

BALANCE SHEET	2023	2024
ASSETS		
Cash & Equivalents		
Bank Accounts	$109,668	$9,412
Accounts Receivable		
Accounts Receivable (A/R)	$29,965	$37,301
Inventory		
Inventory - Finished Goods	$4,209	$99,724
Inventory - Packaging	$46,244	$8,682
Inventory - Raw Materials & Components	$24,340	$16,633
IV-Work In Progress	$720	$4,912
PrePaid Inventory	$3,000	$0
Total Inventory	**$78,514**	**$129,952**
Other Current Assets		
Due from Ilex Ag LLC	$23,701	$23,701
InKind Services Pending	$75,000	$0
Clearing Accounts	$4,852	$9,276
Total Other Current Assets	**$103,553**	**$32,977**
Total Current Assets	**$321,699**	**$209,641**
Fixed Assets		
Plant Equipment	$43,000	$43,000
Accumulated depreciation	($12,273)	($12,273)
Total Fixed Assets	**$30,727**	**$30,727**
Investments or Other Non-Current Assets		
Intangible Assets	$79,100	$79,100
zAccumulated amortization	($42,354)	($42,354)
Total Investments or Other Non-Current Assets	**$36,746**	**$36,746**
Total Non-Current Assets	**$67,473**	**$67,473**
Total Assets	**$389,172**	**$277,114**
LIABILITIES		
Short Term Debt		
Credit Cards Payable	$24,438	$23,457
Gift Card Liability	$510	$430
Loan - Lisa Bonner	$5,000	$0
Total Short Term Debt	**$29,948**	**$23,887**
Accounts Payable		
Accounts Payable (A/P)	$288,136	$343,135
Tax Liability		
Florida Department of Revenue Payable	$880	$969
Other Current Liabilities		
Payroll Taxes	$0	$2,908
Misc Payable	$6,250	$0
Total Other Current Liabilities	**$6,250**	**$2,908**
Total Current Liabilities	**$325,214**	**$370,900**

	2023	2024
Other Non-Current Liabilities		
Notes Payable	$1,110,077	$1,124,131
Total Non-Current Liabilities	**$1,110,077**	**$1,124,131**
Total Liabilities	**$1,435,291**	**$1,495,031**
EQUITY		
Retained Earnings		
Retained Earnings	($1,623,006)	($2,299,558)
Current Earnings		
Net Income	($676,553)	($538,241)
Other Equity		
.YB Partners	$41,412	$41,412
Ilex Investors	$525,000	$635,000
SAFE note issued	$520,000	$1,210,000
.WeFunder SPV SAFE	$167,028	$167,028
.In Kind Services	$0	($433,556)
Total Other Equity	**$1,253,440**	**$1,619,883**
Total Equity	**($1,046,118)**	**($1,217,916)**
Total Liabilities & Equity	**$389,172**	**$277,114**

PROFIT & LOSS	Ilex Management, LLC	ilex Merchandise LLC	Ilex Organics, LLC	Total
Revenue				
Cafe Sales	$0	$3,462	$0	$3,462
Event Sales	$0	$557	$0	$557
Marketplace Revenue				
Shopify Sales	$0	$77,599	$0	$77,599
Platform Revenue				
Amazon Sales	$0	$146,604	$0	$146,604
Faire Sales	$0	$23,880	$0	$23,880
Total Platform Revenue	$0	$170,484	$0	$170,484
Wholesale Revenue				
Wholesale Tea	$0	$120,963	$0	$120,963
Other Revenue				
Sales of Product Income	$0	$5,379	$0	$5,379
Interest earned	$0	$0	$10	$10
zCredit card rewards	$0	$446	$0	$446
Total Other Revenue	$0	$5,825	$10	$5,835
Shipping Income	$0	$10,893	$0	$10,893
Total Revenue	$0	$389,783	$10	$389,793
Cost of Sales				
Tea Production Related Costs				
Cost of Goods Sold - Tea	$0	$161,806	$0	$161,806
Production Labor Support	$156,422	$3,374	$0	$159,795
Production Labor - offset	$0	($67,057)	$0	($67,057)
Ingredients - R&D	$0	$342	$0	$342
Production Supplies	$0	$1,827	$0	$1,827
Production Supplies - offset	$0	($2,035)	$0	($2,035)
Yaupon Trees	$0	$451	$0	$451
Total Tea Production Related Costs	$156,422	$98,706	$0	$255,128
Freight & Shipping				
Amazon Fulfillment Services	$0	$71,158	$0	$71,158
Freight In Expense	$0	$2,662	$0	$2,662
Packaging and Packaging Supplies	$0	$2,191	$0	$2,191
Shipping Out Cost	$0	$24,981	$0	$24,981
Total Freight & Shipping	$0	$100,992	$0	$100,992
Total Cost of Sales	$156,422	$199,698	$0	$356,120
Gross Profit	($156,422)	$190,085	$10	$33,674
Gross Profit Margin (%)	0.00%	48.77%	100.00%	8.64%
Expenses				
Product Development, Strategy				
Product Development Costs	$711	$0	$0	$711
Marketing, Sales, Promotion				
Amazon & Shopify related Costs				
Advertising - Amazon	$610	$14,362	$0	$14,972
Advertising - Social media	$322	$4,533	$0	$4,855
Support Services - Amazon	$18,000	$0	$0	$18,000
Support Services - Shopify	$4,000	$0	$0	$4,000
Total Amazon & Shopify related Costs	$22,932	$18,895	$0	$41,827
Advertising, Marketing and Promotion	$0	$751	$0	$751
Bad Debt Expense	$0	$3,061	$0	$3,061
Broker Fees	$0	$2,600	$0	$2,600
Discount for Customer Service	$0	$22	$0	$22
Discount for Samples	$0	$459	$0	$459
Events - Direct Expense + Travel	$5,067	$6,772	$0	$11,840
InStore Demo Costs	$5,016	$0	$0	$5,016
Media & Collateral	$0	$3,338	$0	$3,338
Memberships & subscriptions	$400	$0	$0	$400
Promotion DIscount	$0	$1,502	$0	$1,502
Sls - Incentives Expense	$300	$0	$0	$300
Specialized Software / Platform	$1,476	$5,900	$0	$7,375
Total Marketing, Sales, Promotion	$35,190	$43,300	$0	$78,490

	Ilex Management, LLC	ilex Merchandise LLC	Ilex Organics, LLC	Total
Personnel Related Costs				
Sales				
Senior Staff - Development & Promotion	$11,470	$0	$0	$11,470
Sls - Commission Expense	$0	$2,000	$0	$2,000
Sls - Customer Service	$65,177	$0	$0	$65,177
Sls - Director	$76,807	$0	$0	$76,807
Sls - Intern Services	$7,268	$0	$0	$7,268
Sls - Online Systems Maintenance & Sup…	$30,000	$0	$0	$30,000
Sales & Marketing Benefits	$8,883	$0	$0	$8,883
Total Sales	**$199,605**	**$2,000**	**$0**	**$201,605**
Team Support	$0	$502	$0	$502
Senior Staff - Production	$1,375	$0	$0	$1,375
Total Personnel Related Costs	**$200,980**	**$2,502**	**$0**	**$203,482**
Facilities & Vehicles				
Farming Costs	$3,580	$1,008	$0	$4,588
Moving Expense	$0	$8,397	$0	$8,397
Rent	$0	$11,705	$0	$11,705
Rent EN Farms	$41,149	$0	$0	$41,149
Rent - Gator Flats	($2,000)	$0	$0	($2,000)
Repairs & maintenance	$0	$5,565	$0	$5,565
Repairs & Maintenance - Equipment	$0	$2,688	$0	$2,688
Security Services	$0	$392	$0	$392
Storage Expense	$0	$429	$0	$429
Vehicle - Fuel	$0	$4,035	$0	$4,035
Utilities	($567)	$8,049	$0	$7,482
Total Facilities & Vehicles	**$42,161**	**$42,269**	**$0**	**$84,431**
Overhead & Administration				
Bank fees & service charges	($2,134)	$16,789	$4,179	$18,834
Business licences	$0	$2,260	$0	$2,260
Insurance	$3,928	$2,092	$0	$6,020
Insurance - Workers Compensation	($6,148)	$0	$0	($6,148)
Interest paid	$0	$1,756	$46,566	$48,323
Legal Services	$400	$189	$0	$589
Professional Fees & Services	$66,483	$0	$0	$66,483
Memberships and Subscriptions	$0	$921	$0	$921
Office supplies	$818	$4,401	$0	$5,219
Other Miscellaneous Expense	$0	$20	$0	$20
Small tools and equipment	$1,850	$1,837	$0	$3,687
Supplies & materials	$0	$48	$0	$48
Software and Systems Applications	$17,277	$14,277	$0	$31,554
Taxes, Licenses & Permits	$868	$8,019	$0	$8,887
Property taxes	$1,464	$0	$0	$1,464
Team Support - Meals	$100	$0	$0	$100
Travel - Air	$0	$2,762	$0	$2,762
Travel - Lodging	($249)	$7,519	$0	$7,271
Travel - Meals	$120	$3,131	$0	$3,251
Travel - Transportation	$2,095	$1,663	$0	$3,757
Total Overhead & Administration	**$86,872**	**$67,685**	**$50,745**	**$205,301**
Total Expenses	**$365,914**	**$155,756**	**$50,745**	**$572,415**
Operating Profit	**($522,335)**	**$34,328**	**($50,734)**	**($538,741)**
Operating Profit Margin (%)	**0.00%**	**8.81%**	**-493,526.07%**	**-138.21%**
Other Income				
Other income	$0	$500	$0	$500
Earnings Before Interest & Tax	**($522,335)**	**$34,828**	**($50,734)**	**($538,241)**
Net Income	**($522,335)**	**$34,828**	**($50,734)**	**($538,241)**
Net Income Margin (%)	**0.00%**	**8.94%**	**-493,526.07%**	**-138.08%**

Consolidated, Detail

PROFIT & LOSS	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total
Revenue					
Cafe Sales	$3,429	$34	$0	$0	$3,462
Event Sales	$0	$180	$320	$57	$557
Marketplace Revenue	$20,352	$18,477	$13,216	$25,554	$77,599
Platform Revenue	$34,558	$35,203	$46,383	$54,339	$170,484
Wholesale Revenue	$37,701	$35,893	$26,816	$20,553	$120,963
Other Revenue	($2,048)	$2,396	($1,111)	$6,599	$5,835
Shipping Income	$2,097	$1,514	$2,751	$4,531	$10,893
Total Revenue	**$96,089**	**$93,696**	**$88,375**	**$111,633**	**$389,793**
Cost of Sales					
Tea Production Related Costs	$73,760	$79,592	$35,453	$66,323	$255,128
Freight & Shipping	$23,226	$22,329	$23,813	$31,624	$100,992
Total Cost of Sales	**$96,986**	**$101,921**	**$59,266**	**$97,948**	**$356,120**
Gross Profit	**($896)**	**($8,224)**	**$29,109**	**$13,685**	**$33,674**
Gross Profit Margin (%)	**-0.93%**	**-8.78%**	**32.94%**	**12.26%**	**8.64%**
Expenses					
Product Development, Strategy	$0	$0	$0	$711	$711
Marketing, Sales, Promotion	$22,329	$18,551	$17,694	$19,916	$78,490
Personnel Related Costs	$45,591	$53,730	$49,588	$54,573	$203,482
Facilities & Vehicles	$23,126	$13,373	$18,237	$29,695	$84,431
Overhead & Administration	$66,283	$42,112	$57,687	$39,219	$205,301
Total Expenses	**$157,329**	**$127,767**	**$143,206**	**$144,114**	**$572,415**
Operating Profit	**($158,225)**	**($135,991)**	**($114,097)**	**($130,428)**	**($538,741)**
Operating Profit Margin (%)	**-164.66%**	**-145.14%**	**-129.11%**	**-116.84%**	**-138.21%**
Other Income					
Other income	$0	$500	$0	$0	$500
Earnings Before Interest & Tax	**($158,225)**	**($135,491)**	**($114,097)**	**($130,428)**	**($538,241)**
Net Income	**($158,225)**	**($135,491)**	**($114,097)**	**($130,428)**	**($538,241)**
Net Income Margin (%)	**-164.66%**	**-144.61%**	**-129.11%**	**-116.84%**	**-138.08%**

BALANCE SHEET	Ilex Management, LLC	ilex Merchandise LLC	Ilex Organics, LLC	Total
ASSETS				
Cash & Equivalents				
Bank Accounts				
CK - BofA - 5037	($1,000)	$1,692	$0	$692
CK - BofA - 5066	$3,160	$0	$0	$3,160
CK - Southern Bancorp 4521	$0	$0	$46	$46
SV - BofA - 5082	$0	$0	$5,152	$5,152
PayPal Funds Account	$0	$342	$0	$342
CashBox - EN	$0	$21	$0	$21
Total Bank Accounts	**$2,160**	**$2,055**	**$5,197**	**$9,412**
Total Cash & Equivalents	**$2,160**	**$2,055**	**$5,197**	**$9,412**
Accounts Receivable				
Accounts Receivable (A/R)	$0	$37,301	$0	$37,301
Inventory				
Inventory - Finished Goods	$0	$99,724	$0	$99,724
Inventory - Packaging	$0	$8,682	$0	$8,682
Inventory - Raw Materials & Components	$0	$16,633	$0	$16,633
IV-Work In Progress				

	Ilex Management, LLC	ilex Merchandise LLC	Ilex Organics, LLC	Total
Inventory Invoiced not Received	$0	($160)	$0	($160)
Work in Progress	$0	$5,072	$0	$5,072
Total IV-Work In Progress	**$0**	**$4,912**	**$0**	**$4,912**
Total Inventory	**$0**	**$129,952**	**$0**	**$129,952**
Other Current Assets				
Due from Ilex Ag LLC	$23,701	$0	$0	$23,701
Intercompany Activity				
Due To Ilex Management	$0	($277,090)	$0	($277,090)
Due to Ilex Merchandise	($707,667)	$0	$0	($707,667)
Due To Ilex Organics LLC	($1,567,440)	$0	$0	($1,567,440)
Due to Ilex Organics	$0	($94,726)	$0	($94,726)
Due from Ilex Merch	$277,090	$0	$0	$277,090
Due from Ilex Management	$0	$707,667	$1,567,440	$2,275,107
Due From Ilex Merchandise	$0	$0	$94,726	$94,726
Total Intercompany Activity	**($1,998,017)**	**$335,851**	**$1,662,166**	**$0**
Clearing Accounts				
Amazon - Reserve Holdback	$0	$3,378	$0	$3,378
Advance – Harvesters	$0	$175	$0	$175
Amazon Clearing	$0	$4,775	$0	$4,775
Shopify Clearing	$0	$948	$0	$948
Total Clearing Accounts	**$0**	**$9,276**	**$0**	**$9,276**
Total Other Current Assets	**($1,974,316)**	**$345,127**	**$1,662,166**	**$32,977**
Total Current Assets	**($1,972,157)**	**$514,435**	**$1,667,363**	**$209,641**
Fixed Assets				
Plant Equipment	$0	$0	$43,000	$43,000
Accumulated depreciation	$0	$0	($12,273)	($12,273)
Total Fixed Assets	**$0**	**$0**	**$30,727**	**$30,727**
Investments or Other Non-Current Assets				
Intangible Assets	$0	$0	$79,100	$79,100
zAccumulated amortization	$0	$0	($42,354)	($42,354)
Total Investments or Other Non-Current Assets	**$0**	**$0**	**$36,746**	**$36,746**
Total Non-Current Assets	**$0**	**$0**	**$67,473**	**$67,473**
Total Assets	**($1,972,157)**	**$514,435**	**$1,734,837**	**$277,114**
LIABILITIES				
Short Term Debt				
Credit Cards Payable				
Amex Delta Sky - 1006	$0	$143	$0	$143
Amex GoldCard - 4005	$0	$2,052	$0	$2,052
Amex PlusCard - 4007	$0	$692	$0	$692
CapOne Spark - 5931	$0	$20,570	$0	$20,570
Total Credit Cards Payable	**$0**	**$23,457**	**$0**	**$23,457**
Gift Card Liability	$0	$430	$0	$430
Total Short Term Debt	**$0**	**$23,887**	**$0**	**$23,887**
Accounts Payable				
Accounts Payable (A/P)	$275,693	$67,442	$0	$343,135
Tax Liability				
Florida Department of Revenue Payable	$0	$969	$0	$969
Other Current Liabilities				
Payroll Taxes				
Federal Taxes (941/943/944)	$2,290	$0	$0	$2,290
Federal Unemployment (940)	$199	$0	$0	$199
FL Unemployment Tax	$4	$0	$0	$4
NYS Income Tax	$416	$0	$0	$416
Total Payroll Taxes	**$2,908**	**$0**	**$0**	**$2,908**
Total Other Current Liabilities	**$2,908**	**$0**	**$0**	**$2,908**
Total Current Liabilities	**$278,602**	**$92,298**	**$0**	**$370,900**

	Ilex Management, LLC	ilex Merchandise LLC	Ilex Organics, LLC	Total
Other Non-Current Liabilities				
Notes Payable				
Due to Bryon White	$0	$19,719	$0	$19,719
NP SBA	$0	$0	$23,655	$23,655
NP SBA.SoBank	$0	$0	$994,641	$994,641
NP PayPal	$0	$1,390	$0	$1,390
NP OnRamp	$0	$2,494	$0	$2,494
NP Ortiz	$0	$0	$20,000	$20,000
NP Parafin Capital	$0	$13,261	$0	$13,261
NP Shopify Capital	$0	$4,997	$0	$4,997
Due to Maryann White	$0	$0	$43,975	$43,975
Total Notes Payable	$0	$41,860	$1,082,271	$1,124,131
Total Other Non-Current Liabilities	$0	$41,860	$1,082,271	$1,124,131
Total Non-Current Liabilities	$0	$41,860	$1,082,271	$1,124,131
Total Liabilities	$278,602	$134,158	$1,082,271	$1,495,031
EQUITY				
Retained Earnings				
Opening balance equity	$379,927	$273,696	($653,624)	$0
Retained Earnings	($2,108,350)	$43,374	($234,582)	($2,299,558)
Total Retained Earnings	($1,728,423)	$317,070	($888,205)	($2,299,558)
Current Earnings				
Net Income	($522,335)	$34,828	($50,734)	($538,241)
Other Equity				
Owner Investments				
Owner investments	$0	$28,378	($28,378)	$0
.YB Partners	$0	$0	$41,412	$41,412
Ilex Investors				
.Ilex Investors	$0	$0	$10,000	$10,000
M Three	$0	$0	$100,000	$100,000
Nurture Partners	$0	$0	$100,000	$100,000
OMG LOL	$0	$0	$250,000	$250,000
Rilke van Buren	$0	$0	$50,000	$50,000
Robert Steele	$0	$0	$50,000	$50,000
Yvonne H. Fu	$0	$0	$25,000	$25,000
Zonc LLC	$0	$0	$50,000	$50,000
Total Ilex Investors	$0	$0	$635,000	$635,000
SAFE note issued				
Aaron Earls	$0	$0	$50,000	$50,000
Afina	$0	$0	$25,000	$25,000
Amanda Crumley	$0	$0	$50,000	$50,000
Brian Rankin	$0	$0	$25,000	$25,000
David Semaya	$0	$0	$35,000	$35,000
Doron Goldstein	$0	$0	$50,000	$50,000
Frank Vertoli	$0	$0	$20,000	$20,000
James McGrath	$0	$0	$50,000	$50,000
M Three.	$0	$0	$100,000	$100,000
Mary Jane Greenlee	$0	$0	$25,000	$25,000
Mason Denton	$0	$0	$50,000	$50,000
Max Collado	$0	$0	$35,000	$35,000
Shannon Anastosopolos	$0	$0	$50,000	$50,000
Spencer Chandlee	$0	$0	$25,000	$25,000
Spiro Family	$0	$0	$400,000	$400,000
Tiller Land Development - Phipps	$0	$0	$175,000	$175,000
Victor Navajas	$0	$0	$45,000	$45,000
Total SAFE note issued	$0	$0	$1,210,000	$1,210,000
.WeFunder SPV SAFE	$0	$0	$167,028	$167,028
.In Kind Services	$0	$0	($433,556)	($433,556)
Total Other Equity	$0	$28,378	$1,591,506	$1,619,883
Total Equity	($2,250,758)	$380,276	$652,566	($1,217,916)

	Ilex Management, LLC	ilex Merchandise LLC	Ilex Organics, LLC	Total
Total Liabilities & Equity	($1,972,157)	$514,435	$1,734,837	$277,114

PROFIT & LOSS	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Revenue													
Cafe Sales	$1,536	$844	$1,049	$34	$0	$0	$0	$0	$0	$0	$0	$0	$3,462
Event Sales	$0	$0	$0	$0	$180	$0	$320	$0	$0	$57	$0	$0	$557
Marketplace Revenue													
Shopify Sales	$7,294	$6,773	$6,285	$7,672	$5,246	$5,559	$3,887	$3,818	$5,510	$4,823	$9,167	$11,564	$77,599
Platform Revenue													
Amazon Sales	$9,706	$8,487	$9,323	$6,576	$9,232	$14,598	$12,351	$13,436	$14,662	$11,334	$16,158	$20,739	$146,604
Faire Sales	$3,423	$1,827	$1,791	$3,384	$1,269	$144	$3,120	$1,644	$1,170	$2,400	$1,740	$1,968	$23,880
Total Platform Revenue	**$13,130**	**$10,314**	**$11,114**	**$9,960**	**$10,501**	**$14,742**	**$15,471**	**$15,080**	**$15,832**	**$13,734**	**$17,898**	**$22,707**	**$170,484**
Wholesale Revenue													
Wholesale Tea	$16,369	$17,559	$3,773	$11,953	$17,617	$6,323	$4,080	$6,445	$16,292	$3,250	$3,645	$13,658	$120,963
Other Revenue													
Sales of Product Income	($1,495)	($944)	$391	$3	$3,284	($894)	($1,657)	($605)	$702	$3,984	$915	$1,698	$5,379
Interest earned	$1	$0	$1	$1	$1	$1	$1	$3	$2	$0	$0	$0	$10
zCredit card rewards	$0	$0	$0	$0	$0	$0	$444	$0	$0	$0	$2	$0	$446
Total Other Revenue	**($1,495)**	**($944)**	**$391**	**$4**	**$3,285**	**($893)**	**($1,212)**	**($602)**	**$703**	**$3,984**	**$917**	**$1,698**	**$5,835**
Shipping Income	$737	$748	$611	$878	$380	$256	$704	$1,018	$1,030	$1,028	$1,446	$2,057	$10,893
Total Revenue	**$37,571**	**$35,295**	**$23,223**	**$30,500**	**$37,209**	**$25,988**	**$23,249**	**$25,759**	**$39,367**	**$26,876**	**$33,073**	**$51,684**	**$389,793**
Cost of Sales													
Tea Production Related Costs													
Cost of Goods Sold - Tea	$14,428	$13,554	$8,918	$9,367	$14,776	$10,028	$6,753	$5,027	$21,496	$18,490	$15,763	$23,207	$161,806
Production Labor Support	$10,099	$12,577	$13,031	$14,451	$18,989	$12,752	$9,946	$13,291	$12,475	$10,494	$15,683	$16,006	$159,795
Production Labor - offset	$0	$0	$0	$0	$0	($1,163)	($10,047)	($5,901)	($17,104)	($12,048)	($11,876)	($8,917)	($67,057)
Cost of Tea - Wet Leaf	$139	$0	$300	($438)	$0	$0	$0	$0	$0	$0	$0	$0	$0
Ingredients - R&D	$0	$101	$241	$0	$0	$0	$0	$0	$0	$0	$0	$0	$342
Production Supplies	$0	$34	$0	$156	$386	$316	$21	$306	$137	$102	$247	$122	$1,827
Production Supplies - offset	$0	$0	$0	$0	$0	($32)	($262)	($169)	($564)	($390)	($357)	($262)	($2,035)
Yaupon Trees	$164	$175	$0	$0	$0	$4	$22	$22	$4	$8	$22	$30	$451
Total Tea Production Related Costs	**$24,829**	**$26,441**	**$22,490**	**$23,536**	**$34,151**	**$21,906**	**$6,433**	**$12,576**	**$16,444**	**$16,656**	**$19,482**	**$30,185**	**$255,128**
Freight & Shipping													
Amazon Fulfillment Services	$4,748	$4,101	$4,606	$3,257	$4,383	$6,931	$5,539	$6,406	$6,855	$5,533	$8,649	$10,150	$71,158
Freight In Expense	$1,138	$70	$1,050	$327	($246)	$21	$12	$289	$0	$0	$0	$0	$2,662
Freight & Shipping	($345)	$0	$0	$345	$0	$0	$0	$0	$0	$0	$0	$0	$0
Packaging and Packaging Suppli...	($302)	$513	$249	$50	$50	$306	$50	$444	$50	$675	$50	$55	$2,191
Shipping Out Cost	$2,209	$2,080	$3,107	$2,479	$1,959	$2,466	$1,530	$1,179	$1,459	$1,953	$1,530	$3,030	$24,981
Total Freight & Shipping	**$7,449**	**$6,764**	**$9,013**	**$6,458**	**$6,146**	**$9,724**	**$7,130**	**$8,319**	**$8,364**	**$8,161**	**$10,229**	**$13,235**	**$100,992**
Total Cost of Sales	**$32,278**	**$33,205**	**$31,503**	**$29,994**	**$40,297**	**$31,630**	**$13,563**	**$20,895**	**$24,807**	**$24,817**	**$29,710**	**$43,420**	**$356,120**
Gross Profit	**$5,293**	**$2,090**	**($8,280)**	**$506**	**($3,088)**	**($5,642)**	**$9,686**	**$4,863**	**$14,560**	**$2,059**	**$3,363**	**$8,264**	**$33,674**
Gross Profit Margin (%)	**14.09%**	**5.92%**	**-35.65%**	**1.66%**	**-8.30%**	**-21.71%**	**41.66%**	**18.88%**	**36.98%**	**7.66%**	**10.17%**	**15.99%**	**8.64%**
Expenses													
Product Development, Strategy													
Product Development Costs	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$711	$0	$711
Marketing, Sales, Promotion													
Amazon & Shopify related Costs	$2,500	$2,054	$2,633	$2,674	$2,425	$2,773	$2,280	$3,090	$3,594	$4,520	$6,049	$7,235	$41,827
Advertising, Marketing and Prom...	$0	$0	($1)	$741	$378	($1,117)	$28	($23)	($7)	$0	$0	$751	$751
Bad Debt Expense	$0	$0	$0	$0	$1,561	$0	$0	$0	$1,063	$0	$436	$0	$3,061
Broker Fees	$1,550	$0	$0	$0	$0	$0	$1,050	$0	$0	$0	$0	$0	$2,600
Discount for Customer Service	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$22	$22
Discount for Samples	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$440	$19	$459
Events - Direct Expense + Travel	$251	$2,053	$520	$2,481	$50	$781	$1,182	$0	$2,247	$80	$2,195	$0	$11,840
InStore Demo Costs	$0	$0	$5,016	$0	$0	$0	$0	$0	$0	$0	$0	$0	$5,016
Media & Collateral	$250	$75	$0	$346	$40	$1,852	$136	$490	$0	$0	$150	$0	$3,338
Memberships & subscriptions	$0	$1,045	($1,045)	$400	$0	$0	$0	$0	$0	$0	$0	$0	$400
Press & Communications	$0	$0	$3,500	$0	$0	$0	$0	$0	$0	$0	($3,500)	$0	$0
Promotion DIscount	$0	$0	$0	$0	$0	$1,149	$10	$64	$54	$44	$180	$0	$1,502
Sls - Incentives Expense	$300	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$300
Specialized Software / Platform	$480	$645	$504	$958	$526	$533	$1,698	$414	$323	$789	$253	$253	$7,375
Total Marketing, Sales, Promotion	**$5,331**	**$5,872**	**$11,126**	**$7,599**	**$4,980**	**$5,971**	**$6,385**	**$4,035**	**$7,274**	**$5,433**	**$6,203**	**$8,280**	**$78,490**
Personnel Related Costs													
Sales	$16,558	$12,688	$15,020	$14,691	$20,777	$18,211	$20,554	$14,103	$14,888	$19,333	$18,699	$16,083	$201,605
Team Support	$0	$0	$0	$0	$0	$0	$0	$0	$43	$103	$38	$317	$502
Senior Staff - Production	$500	$500	$325	$50	$0	$0	$0	$0	$0	$0	$0	$0	$1,375
Total Personnel Related Costs	**$17,058**	**$13,188**	**$15,345**	**$14,741**	**$20,777**	**$18,211**	**$20,554**	**$14,103**	**$14,931**	**$19,436**	**$18,737**	**$16,401**	**$203,482**
Facilities & Vehicles													
Farming Costs	$0	$0	$0	$0	$0	$0	$919	$89	$0	$0	$3,580	$0	$4,588
Moving Expense	$0	$499	$7,028	$465	$0	$0	$0	$0	$0	$405	$0	$0	$8,397
Rent	$4,931	$4,912	$0	$0	$0	$0	$0	$356	$0	$1,045	$0	$461	$11,705
Rent EN Farms	$0	$0	$0	$3,745	$8,010	$0	$4,952	$4,227	$4,183	$4,131	$4,010	$7,891	$41,149
Rent - Gator Flats	$0	$0	$0	($2,000)	$0	$0	$0	$0	$0	$0	$0	$0	($2,000)
Repairs & maintenance	$570	$501	$220	$6	$79	$1,147	$43	$785	$480	$478	$1,127	$130	$5,565
Repairs & Maintenance - Equipm...	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,743	$645	$300	$2,688
Security Services	$32	$32	$32	$32	$32	$32	$32	$32	$32	$34	$34	$34	$392
Storage Expense	$0	$0	$0	$0	$0	$0	$0	$0	$0	$213	$0	$216	$429

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Vehicle - Fuel	$604	$281	$315	$442	$271	$405	$213	$491	$304	$219	$386	$104	$4,035
Utilities	$410	$929	$1,828	($176)	$468	$417	$297	$297	$504	$790	$743	$975	$7,482
Total Facilities & Vehicles	**$6,548**	**$7,154**	**$9,423**	**$2,514**	**$8,859**	**$2,000**	**$6,456**	**$6,277**	**$5,504**	**$9,059**	**$10,524**	**$10,112**	**$84,431**
Overhead & Administration													
Bank fees & service charges	$880	$1,021	$569	$745	$1,768	$1,775	$1,321	$4,960	$470	$2,060	$719	$2,546	$18,834
Business licences	$771	$264	$378	$354	$100	$0	$395	$0	$0	$0	$0	$0	$2,260
Insurance	$1,361	$332	$332	$332	$320	$362	$320	$320	$320	$680	$681	$662	$6,020
Insurance - Workers Compensati...	$0	$0	$0	($6,148)	$0	$0	$0	$0	$0	$0	$0	$0	($6,148)
Interest paid	$5,435	$4,709	$4,709	$4,648	$4,672	$74	$4,672	$4,672	$10,108	$4,672	$4,672	($4,719)	$48,323
Legal Services	$0	$0	$0	$0	$0	$0	$0	$189	$0	$0	$0	$400	$589
Professional Fees & Services	$2,200	$8,710	$5,738	$0	$13,006	$5,325	$7,806	$4,335	$6,818	$4,703	$3,554	$4,289	$66,483
Memberships and Subscriptions	$15	$277	$30	$0	$15	$15	$114	$15	$15	$271	$154	$0	$921
Office supplies	$65	$125	$128	$967	$410	$297	$290	$427	$398	$1,000	$575	$536	$5,219
Other Miscellaneous Expense	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$20	$20
Small tools and equipment	$700	$436	$36	$0	$780	$0	$770	$440	$22	$233	$0	$270	$3,687
Supplies & materials	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$48	$48
Software and Systems Applicatio...	$2,561	$2,660	$3,569	$3,014	$2,561	$2,365	$2,480	$2,514	$2,313	$2,388	$2,496	$2,633	$31,554
Taxes, Licenses & Permits	$1,441	$5,948	$0	$954	$0	$0	$0	$0	$0	$391	$0	$153	$8,887
Property taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,464	$0	$1,464
Team Support - Meals	$100	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$100
Travel - Air	$1,700	$522	$189	$0	$346	$6	$0	$0	$0	$0	$0	$0	$2,762
Travel - Lodging	$99	$1,253	$2,764	$1,330	$0	$296	$269	$0	$526	$0	$734	$0	$7,271
Travel - Meals	$165	$413	$1,459	$357	$203	$76	$64	$61	$311	$56	$87	$0	$3,251
Travel - Transportation	$1,032	$601	$588	$165	$241	$381	($60)	$15	$0	$794	$0	$0	$3,757
Total Overhead & Administration	**$18,525**	**$27,270**	**$20,489**	**$6,718**	**$24,422**	**$10,973**	**$18,440**	**$17,947**	**$21,300**	**$17,248**	**$15,134**	**$6,837**	**$205,301**
Total Expenses	**$47,462**	**$53,483**	**$56,384**	**$31,573**	**$59,039**	**$37,155**	**$51,836**	**$42,362**	**$49,008**	**$51,175**	**$51,309**	**$41,630**	**$572,415**
Operating Profit	**($42,168)**	**($51,393)**	**($64,663)**	**($31,067)**	**($62,127)**	**($42,797)**	**($42,150)**	**($37,499)**	**($34,449)**	**($49,116)**	**($47,946)**	**($33,366)**	**($0.54)M**
Operating Profit Margin (%)	**-112.24%**	**-145.61%**	**-278.45%**	**-101.86%**	**-166.97%**	**-164.68%**	**-181.30%**	**-145.58%**	**-87.51%**	**-182.75%**	**-144.97%**	**-64.56%**	**-138.21%**
Other Income													
Other income	$0	$0	$0	$500	$0	$0	$0	$0	$0	$0	$0	$0	$500
Earnings Before Interest & Tax	**($42,168)**	**($51,393)**	**($64,663)**	**($30,567)**	**($62,127)**	**($42,797)**	**($42,150)**	**($37,499)**	**($34,449)**	**($49,116)**	**($47,946)**	**($33,366)**	**($0.54)M**
Net Income	**($42,168)**	**($51,393)**	**($64,663)**	**($30,567)**	**($62,127)**	**($42,797)**	**($42,150)**	**($37,499)**	**($34,449)**	**($49,116)**	**($47,946)**	**($33,366)**	**($0.54)M**
Net Income Margin (%)	**-112.24%**	**-145.61%**	**-278.45%**	**-100.22%**	**-166.97%**	**-164.68%**	**-181.30%**	**-145.58%**	**-87.51%**	**-182.75%**	**-144.97%**	**-64.56%**	**-138.08%**

PROFIT & LOSS	Ilex Management, LLC	ilex Merchandise, LLC	Ilex Organics, LLC	Total
Revenue				
Cafe Sales	$0	$3,462	$0	$3,462
Event Sales	$0	$557	$0	$557
Marketplace Revenue				
Shopify Sales	$0	$77,599	$0	$77,599
Platform Revenue				
Amazon Sales	$0	$146,604	$0	$146,604
Faire Sales	$0	$23,880	$0	$23,880
Total Platform Revenue	**$0**	**$170,484**	**$0**	**$170,484**
Wholesale Revenue				
Wholesale Tea	$0	$120,963	$0	$120,963
Other Revenue				
Sales of Product Income	$0	$5,379	$0	$5,379
Interest earned	$0	$0	$10	$10
zCredit card rewards	$0	$446	$0	$446
Total Other Revenue	**$0**	**$5,825**	**$10**	**$5,835**
Shipping Income	$0	$10,893	$0	$10,893
Total Revenue	**$0**	**$389,783**	**$10**	**$389,793**
Cost of Sales				
Tea Production Related Costs				
Cost of Goods Sold - Tea	$0	$161,806	$0	$161,806
Production Labor Support	$156,422	$3,374	$0	$159,795
Production Labor - offset	$0	($67,057)	$0	($67,057)
Ingredients - R&D	$0	$342	$0	$342
Production Supplies	$0	$1,827	$0	$1,827

	Ilex Management, LLC	ilex Merchandise, LLC	Ilex Organics, LLC	Total
Production Supplies - offset	$0	($2,035)	$0	($2,035)
Yaupon Trees	$0	$451	$0	$451
Total Tea Production Related Costs	**$156,422**	**$98,706**	**$0**	**$255,128**
Freight & Shipping				
Amazon Fulfillment Services	$0	$71,158	$0	$71,158
Freight In Expense	$0	$2,662	$0	$2,662
Packaging and Packaging Supplies	$0	$2,191	$0	$2,191
Shipping Out Cost	$0	$24,981	$0	$24,981
Total Freight & Shipping	**$0**	**$100,992**	**$0**	**$100,992**
Total Cost of Sales	**$156,422**	**$199,698**	**$0**	**$356,120**
Gross Profit	**($156,422)**	**$190,085**	**$10**	**$33,674**
Gross Profit Margin (%)	**0.00%**	**48.77%**	**100.00%**	**8.64%**
Expenses				
Product Development, Strategy				
Product Development Costs	$711	$0	$0	$711
Marketing, Sales, Promotion				
Amazon & Shopify related Costs	$22,932	$18,895	$0	$41,827
Advertising, Marketing and Promotion	$0	$751	$0	$751
Bad Debt Expense	$0	$3,061	$0	$3,061
Broker Fees	$0	$2,600	$0	$2,600
Discount for Customer Service	$0	$22	$0	$22
Discount for Samples	$0	$459	$0	$459
Events - Direct Expense + Travel	$5,067	$6,772	$0	$11,840
InStore Demo Costs	$5,016	$0	$0	$5,016
Media & Collateral	$0	$3,338	$0	$3,338
Memberships & subscriptions	$400	$0	$0	$400
Promotion DIscount	$0	$1,502	$0	$1,502
Sls - Incentives Expense	$300	$0	$0	$300
Specialized Software / Platform	$1,476	$5,900	$0	$7,375
Total Marketing, Sales, Promotion	**$35,190**	**$43,300**	**$0**	**$78,490**
Personnel Related Costs				
Sales	$199,605	$2,000	$0	$201,605
Team Support	$0	$502	$0	$502
Senior Staff - Production	$1,375	$0	$0	$1,375
Total Personnel Related Costs	**$200,980**	**$2,502**	**$0**	**$203,482**
Facilities & Vehicles				
Farming Costs	$3,580	$1,008	$0	$4,588
Moving Expense	$0	$8,397	$0	$8,397
Rent	$0	$11,705	$0	$11,705
Rent EN Farms	$41,149	$0	$0	$41,149
Rent - Gator Flats	($2,000)	$0	$0	($2,000)
Repairs & maintenance	$0	$5,565	$0	$5,565
Repairs & Maintenance - Equipment	$0	$2,688	$0	$2,688
Security Services	$0	$392	$0	$392
Storage Expense	$0	$429	$0	$429
Vehicle - Fuel	$0	$4,035	$0	$4,035
Utilities	($567)	$8,049	$0	$7,482
Total Facilities & Vehicles	**$42,161**	**$42,269**	**$0**	**$84,431**
Overhead & Administration				
Bank fees & service charges	($2,134)	$16,789	$4,179	$18,834
Business licences	$0	$2,260	$0	$2,260
Insurance	$3,928	$2,092	$0	$6,020
Insurance - Workers Compensation	($6,148)	$0	$0	($6,148)

	Ilex Management, LLC	ilex Merchandise, LLC	Ilex Organics, LLC	Total
Interest paid	$0	$1,756	$46,566	$48,323
Legal Services	$400	$189	$0	$589
Professional Fees & Services	$66,483	$0	$0	$66,483
Memberships and Subscriptions	$0	$921	$0	$921
Office supplies	$818	$4,401	$0	$5,219
Other Miscellaneous Expense	$0	$20	$0	$20
Small tools and equipment	$1,850	$1,837	$0	$3,687
Supplies & materials	$0	$48	$0	$48
Software and Systems Applications	$17,277	$14,277	$0	$31,554
Taxes, Licenses & Permits	$868	$8,019	$0	$8,887
Property taxes	$1,464	$0	$0	$1,464
Team Support - Meals	$100	$0	$0	$100
Travel - Air	$0	$2,762	$0	$2,762
Travel - Lodging	($249)	$7,519	$0	$7,271
Travel - Meals	$120	$3,131	$0	$3,251
Travel - Transportation	$2,095	$1,663	$0	$3,757
Total Overhead & Administration	**$86,872**	**$67,685**	**$50,745**	**$205,301**
Total Expenses	**$365,914**	**$155,756**	**$50,745**	**$572,415**
Operating Profit	**($522,335)**	**$34,328**	**($50,734)**	**($538,741)**
Operating Profit Margin (%)	**0.00%**	**8.81%**	**-493,526.07%**	**-138.21%**
Other Income				
Other income	$0	$500	$0	$500
Earnings Before Interest & Tax	**($522,335)**	**$34,828**	**($50,734)**	**($538,241)**
Net Income	**($522,335)**	**$34,828**	**($50,734)**	**($538,241)**
Net Income Margin (%)	**0.00%**	**8.94%**	**-493,526.07%**	**-138.08%**

Cash Flow evaluation

CASH FLOW STATEMENT	2024
OPERATING ACTIVITIES	
Net Income	($538,241)
Change in Accounts Payable	$55,000
Change in Other Current Liabilities	($3,342)
Change in Tax Liability	$90
Change in Accounts Receivable	($7,337)
Change in Inventory	($51,438)
Change in Other Current Assets	$70,576
Cash Flow from Operating Activities	**($474,692)**
INVESTING ACTIVITIES	
Cash Flow from Investing Activities	**$0**
FINANCING ACTIVITIES	
Change in Other Equity	$366,444
Change in Short Term Debt	($6,062)
Change in Other Non-Current Liabilities	$14,054
Cash Flow from Financing Activities	**$374,436**
Change in Cash & Equivalents	**($100,256)**
Cash & Equivalents, Opening Balance	$109,668
Cash & Equivalents, Closing Balance	$9,412

CASH FLOW ANALYSIS	2024
Revenue	$389,793
Cost of Sales (ex. Depreciation)	($356,120)
Expenses	($572,415)
Other Income	$500
Cash Tax Paid	$90
Change in Accounts Payable	$55,000
Change in Other Current Liabilities	($3,342)
Change in Accounts Receivable	($7,337)
Change in Inventory	($51,438)
Change in Other Current Assets	$70,576
Operating Cash Flow	**($474,692)**
Free Cash Flow	**($474,692)**
Change in Other Non-Current Liabilities	$14,054
Change in Retained Earnings and Other Equity	$366,444
Net Cash Flow	**($94,195)**

NET CASH FLOW CAN ALSO BE CALCULATED AS:

Change in Cash on Hand ($100,256) (Open: $109,668, Close: $9,412) — Change in Debt ($6,062) (Open: $29,948, Close: $23,887)

Ilex Organics LLC
Statement of Changes in Equity

For the Years Ended December 31, 2024 and 2023

(All amounts in USD)

Accounts	2024	2023
Opening balance of stockholders' equity	($1,046,118)	($898,565)
Net income (loss)	($538,241)	($569,121)
Issuance of SAFE notes	$690,000	$275,000
Issuance to Wefunder SPV	$0	$167,028
Issuance to Ilex Investors	$110,000	$100,000
In-kind services (non-cash adjustment)	($433,556)	$75,000
Closing balance of stockholders' equity	($1,217,916)	($1,046,118)

Ilex Organics LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Ilex Organics LLC (the "Company") is a company organized on May 1, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.